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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                                    PlanetOut
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    727058109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|  Rule 13d-1(b)

      |X|  Rule 13d-1(c)

      |_|  Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109

--------------------------------------------------------------------------------
          Names of Reporting Persons.
    1.    I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (23A SBIC), L.P.
          13-3986302
--------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
    3.    SEC Use Only

--------------------------------------------------------------------------------
    4.    Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
Number of                       5. Sole Voting Power
Shares Beneficially                1,100,132 shares of common stock
Owned by Each                   -----------------------------------------------
Reporting Person                6. Shared Voting Power
With:                           -----------------------------------------------
                                7.  Sole Dispositive Power
                                   1,100,132 shares of common stock
                                -----------------------------------------------
                                8.  Shared Dispositive Power
--------------------------------------------------------------------------------

    9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,132 shares of common stock

    10.   Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)                                      |_|

    11.   Percent of Class Represented by Amount in Row (9)
                             6.5%
--------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions)
                              00
--------------------------------------------------------------------------------

                               Page 2 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109
--------------------------------------------------------------------------------
     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          J.P. Morgan Partners (BHCA), L.P.
          13-3371826
--------------------------------------------------------------------------------
    2.    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                          (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
    3.    SEC Use Only
--------------------------------------------------------------------------------
    4.    Citizenship or Place of Organization
          Delaware
--------------------------------------------------------------------------------
 Number of                      5.  Sole Voting Power
  Shares Beneficially                             137,592
  Owned by Each                 ------------------------------------------------
  Reporting Person              6.  Shared Voting Power
  With:                         ------------------------------------------------
                                7.  Sole Dispositive Power
                                                  137,592
                                ------------------------------------------------
                                8.  Shared Dispositive Power
--------------------------------------------------------------------------------
    9.    Aggregate Amount Beneficially Owned by Each Reporting Person

    10.   137,592 Check box if the Aggregate Amount in Row (9) Excludes Certain
          Shares (See Instructions)                                         |_|

    11.   Percent of Class Represented by Amount in Row (9)
                              .8%
--------------------------------------------------------------------------------
    12.   Type of Reporting Person (See Instructions)
                               PN
--------------------------------------------------------------------------------

                               Page 3 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109

Item 1.

      (a)   Name of Issuer:

            Planetout

      (b)   Address of Issuer's Principal Executive Offices:

            300 California Street
            San Francisco, CA 94104

Item 2.

      (a)   Name of Person Filing:

            J.P. Morgan Partners (23A SBIC), L.P. ("JPMP SBIC")
            J.P. Morgan Partners (BHCA, L.P. ("JPMP BHCA")

            Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      (b)   Address of Principal Business Office or, if none, Residence:

            1221 Avenue of the Americas
            New York, New York  10020

      (c)   Citizenship:

            Delaware

      (d)   Title of Class of Securities (of Issuer):

            Common Stock, par value $0.01 per share

      (e)   CUSIP Number:

            727058109

Item 3. If this statement is filed pursuant to ss.ss. 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

Item 4. Ownership

      (a)   Amount Beneficially Owned:

            JPMP BHCA:   137,592 shares of Common Stock
            JPMP SBIC:  1,100,132 shares of Common Stock

      (b)   Percent of Class:

            JPMP BHCA:  .8% (as of December 31, 2004)
            JPMP SBIC:   6.5% (as of December 31, 2004)

      (c)   Number of shares as to which such person has:

                               Page 4 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109

                           (i)      Sole power to vote or to direct vote: JPMP
                                    BHCA: 137,592 shares of Common Stock, JPMP
                                    SBIC: 1,100,132 shares of Common Stock
                           (ii)     Shares power to vote or to direct the vote:
                                    Not applicable
                           (iii) Sole power to dispose or to direct the disposition of: JPMP BHCA: 137,592 shares of Common Stock, JPMP SBIC: 1,100,132 shares of Common Stock
                           (iv) Shares power to dispose or to direct disposition of: Not applicable

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.  Identification and Classification of Members of the Group

            Not applicable.

Item 9.  Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            Not applicable

                               Page 5 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005


                       J.P. MORGAN PARTNERS (23A SBIC), L.P.

                       By: J.P. Morgan Partners (23A SBIC Manager), Inc.

                       By: /s/ Jeffrey C. Walker
                           -------------------------------------------------
                           Name:  Jeffrey C. Walker
                           Title: President


                       J.P. MORGAN PARTNERS (BHCA), L.P.

                       By: JPMP Master Fund Manager, L.P., its general partner

                       By:  JPMP Capital Corp., its general partner

                       By: /s/ Jeffrey C. Walker
                           -------------------------------------------------
                           Name:  Jeffrey C. Walker
                           Title: President

                               Page 6 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109


                                  EXHIBIT 2(a)

      This statement is being filed by J.P. Morgan Partners (23A SBIC), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP SBIC"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP SBIC is engaged in the venture capital and leveraged buyout business. The general partner of JPMP SBIC is J.P. Morgan Partners (23A SBIC Manager), Inc., a Delaware corporation (hereinafter referred to as "JPMP Manager"), whose principal business office is located at the same address as JPMP SBIC, and is also indirectly (through JPMP SBIC) engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer of JPMP Manager. As general partner of JPMP SBIC, JPMP Manager may be deemed to beneficially own the shares held by JPMP SBIC.

      This statement is also being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP BHCA"), whose principal business office is located 1221 Avenue of the Americas, New York, New York 10020. JPMP BHCA is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP BHCA, and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. As general partner of JPMP BHCA, JPMP Master Fund may be deemed to beneficially own the shares held by JPMP BHCA.

      The general partner of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As general partner of JPMP Master Fund, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP BHCA.

      JPMP Manager is a wholly owned subsidiary of JPMorgan Chase Bank, National Association, a National Banking Association (hereinafter referred to as "JPM Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference and the names business addresses, principal occupations and employments of each of each executive officer and director of JPM Chase Bank. JPM Chase Bank and JPMP Capital is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule D hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.

                               Page 7 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109


                                  EXHIBIT 2(b)

                             JOINT FILING AGREEMENT


      The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is accurate.

Dated this 14th day of February, 2005.


                        J.P. MORGAN PARTNERS (23A SBIC), L.P.

                        By: J.P. Morgan Partners (23A SBIC Manager), Inc.

                        By: /s/ Jeffrey C. Walker
                            -------------------------------------------------
                            Name:  Jeffrey C. Walker
                            Title: President


                        J.P. MORGAN PARTNERS (BHCA), L.P.

                        By: JPMP Master Fund Manager, L.P., its general partner

                        By: JPMP Capital Corp., its general partner

                        By: /s/ Jeffrey C. Walker
                            -------------------------------------------------
                            Name:  Jeffrey C. Walker
                            Title: President

                               Page 8 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109


                                                                      SCHEDULE A

                  J.P. Morgan Partners (23A SBIC Manager, Inc.)

                              Executive Officers(1)

President                                               Jeffrey C. Walker*
Chief Investment Officer                                Arnold L. Chavkin*
Managing Director                                       Srinivas Akkaraju*
Managing Director                                       Christopher Albinson*
Managing Director                                       Dr. Dana Beth Ardi*
Managing Director                                       Richard Aube*
Managing Director                                       Christopher C. Behrens*
Managing Director                                       John Breckenridge*
Managing Director                                       Julie Casella-Esposito*
Managing Director                                       Rodney A. Ferguson*
Managing Director                                       Cornell P. French*
Managing Director                                       Michael R. Hannon*
Managing Director                                       Matthew Lori*
Managing Director                                       Jonathan R. Lynch*
Managing Director                                       Bryan Martin*
Managing Director                                       Sunil Mishra*
Managing Director                                       Stephen P. Murray*
Managing Director                                       Timothy Purcell*
Managing Director                                       John Reardon*
Managing Director                                       Faith Rosenfeld*
Managing Director                                       Shahan D. Soghikian*
Managing Director                                       William Stuck*
Managing Director                                       Patrick J. Sullivan*
Managing Director                                       Timothy J. Walsh*
Managing Director                                       Richard D. Waters, Jr. *
Managing Director                                       Damion E. Wicker, M.D.*

                                   Directors(1)
                               Jeffrey C. Walker*

----------
(1)   Each of whom is a United States citizen
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                               Page 9 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109


                                                                      SCHEDULE B
                               JPMP CAPITAL CORP.

                              Executive Officers(1)

Chief Executive Officer                                William B. Harrison**
President                                              Jeffrey C. Walker*
Chief Investment Officer                               Arnold L. Chavkin*
Managing Director                                      Srinivas Akkaraju*
Managing Director                                      Christopher Albinson*
Managing Director                                      Dr. Dana Beth Ardi*
Managing Director                                      Richard Aube*
Managing Director                                      Christopher C. Behrens*
Managing Director                                      John Breckenridge*
Managing Director                                      Julie Casella-Esposito*
Managing Director                                      Rodney A. Ferguson*
Managing Director                                      Cornell P. French*
Managing Director                                      Michael R. Hannon*
Managing Director                                      Matthew Lori*
Managing Director                                      Jonathan R. Lynch*
Managing Director                                      Bryan Martin*
Managing Director                                      Sunil Mishra*
Managing Director                                      Stephen P. Murray*
Managing Director                                      Timothy Purcell*
Managing Director                                      John Reardon*
Managing Director                                      Faith Rosenfeld*
Managing Director                                      Shahan D. Soghikian*
Managing Director                                      William Stuck*
Managing Director                                      Patrick J. Sullivan*
Managing Director                                      Timothy J. Walsh*
Managing Director                                      Richard D. Waters, Jr. *
Managing Director                                      Damion E. Wicker, M.D.*

                                  Directors(1)
                              William B. Harrison**
                               Jeffrey C. Walker*

----------

(1)   Each of whom is a United States citizen
* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.
** Pricipal occupation is executive officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 10 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109


                                                                      SCHEDULE C

                  J.P. MORGAN CHASE BANK, NATIONAL ASSOCIATION

                              Executive Officers(1)

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chairman, Investment Bank                           Steven D. Black*
Chief Executive Officer, Card Services                 William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Chairman, West Coast Region                            David A. Coulter*
Director of Human Resources, Head of Real
 Estate/Facilities, General Services, Security         John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer, Treasury & Securities
 Services                                              Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Executive Vice President, Card Services                Richard J. Srednicki*
Head, Asset & Wealth Management                        James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chairman, Investment Bank                           William T. Winters*


                                   Directors*

Name                                     Principal Occupation

William B. Harrison, Jr.                 Chairman and Chief Executive Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

James Dimon                              President and Chief Operating Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

----------

(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017


                               Page 11 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109


Name                                     Principal Occupation
----                                     --------------------
David A. Coulter                         Chairman, West Coast Region
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

Michael J. Cavanaugh                     Chief Financial Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

Charles W. Scharf                        Head of Retail Financial Services
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

Don M. Wilson III                        Chief Risk Officer
                                         JPMorgan Chase & Co.
                                         270 Park Avenue
                                         New York, NY 10017

                               Page 12 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109


                                                                      SCHEDULE D

                              JPMORGAN CHASE & CO.

                              Executive Officers(1)

Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
President and Chief Operating Officer                   James Dimon*
Chief Information Officer                               Austin A. Adams*
Co-Chairman, Investment Bank                            Steven D. Black*
Chief Executive Officer, Card Services                  William I. Campbell*
Chief Financial Officer                                 Michael J. Cavanagh*
Chairman, West Coast Region                             David A. Coulter*
Director of Human Resources, Head of Real
 Estate/Facilities, General Services, Security          John J. Farrell*
Co-General Counsel                                      Joan Guggenheimer*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Head, Commercial Banking                                Samuel Todd Maclin*
Head, Strategy and Business Development                 Jay Mandelbaum*
Co-General Counsel                                      William H. McDavid*
Chief Executive Officer, Treasury & Securities
 Services                                               Heidi Miller*
Head, Retail Financial Services                         Charles W. Scharf*
Executive Vice President, Card Services                 Richard J. Srednicki*
Head, Asset & Wealth Management                         James E. Staley*
Chief Risk Officer                                      Don M. Wilson III*
Co-Chairman, Investment Bank                            William T. Winters*

----------
(1)   Each of whom is a United States citizen.
* Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 13 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109



                                  Directors(1)


 Name                               Principal Occupation or Employment;
                                    Business or Residence Address
--------------------------------------------------------------------------------
 Hans W. Becherer                   Retired Chairman of the Board and
                                    Chief Executive Officer
                                    Deere & Company
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
 John H. Biggs                      Former Chairman and CEO
                                    TIAA - CREF
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                Retired Chairman of the Board
                                    Honeywell International Inc.
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                     New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke                   President
                                    Comcast Cable Communications, Inc.
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
James S. Crown                      President
                                    Henry Crown and Company
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
James Dimon                         President and Chief Operating Officer
                                    JPMorgan Chase & Co.
                                    270 Park Avenue, 8th Floor
                                    New York, New York 10017-2070
--------------------------------------------------------------------------------
Ellen V. Futter                     President and Trustee
                                    American Museum of Natural History
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
 William H. Gray, III               Retired President and Chief Executive
                                    Officer
                                    The College Fund/UNCF
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------

----------
(1)   Each of whom is a United States citizen.

                               Page 14 of 15 pages

                                  SCHEDULE 13G
Issuer: Planetout                                           CUSIP No.: 727058109


 Name                               Principal Occupation or Employment;
                                    Business or Residence Address
--------------------------------------------------------------------------------

 William B. Harrison, Jr.           Chairman of the Board and Chief Executive
                                    Officer
                                    JPMorgan Chase & Co.
                                    270 Park Avenue, 8th Floor
                                    New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.              Chairman and Chief Executive Officer
                                    Clear Creek Properties, Inc.
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
 Lee R. Raymond                     Chairman of the Board and Chief Executive
                                    Officer
                                    Exxon Mobil Corporation
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler                    Owner
                                    John W. Kessler Company
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp                     Chairman
                                    The St. Paul Travelers Companies, Inc.
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian               Chairman and Chief Executive Officer
                                    Masco Corporation
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak                     Chairman and Chief Executive Officer
                                    Yum! Brands, Inc.
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------
 John R. Stafford                   Retired Chairman of the Board
                                    Wyeth
                                    c/o JPMorgan Chase & Co.
                                    270 Park Avenue
                                    New York, New York 10017
--------------------------------------------------------------------------------

                               Page 15 of 15 pages